INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	372,199
Prepaid Taxes		2,045
Furniture and equipment, net		44,031
Right-of-Use Asset (Office Lease)		528,063
Total Assets	$	986,339

Liabilities and Members' Equity

Credit card payable	$	12,021
Accrued expenses		32,816
Payroll payable		108,140
Deferred Rent		12,957
PPE Loan		169,449
Lease Liability (Office Lease)		528,063
Total Liabilities		863,446
Members' Equity		122,893
Total Liabilities and Members' Equity	$	986,339